SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

NGL Energy Partners LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

62913M107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62913M107		13G

1	Name of Reporting Persons NGL Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,352,044 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,352,044 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,352,044 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 6.2% (2)

12	Type of Reporting Person (See Instructions) CO

(1) Consists of 1,807,944 common units and 1,544,100 subordinated units held by NGL Holdings, Inc.  The subordinated units have no expiration date and will convert on a one-for-one basis into common units at the end of the subordination period, as described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-172186), and as set forth in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.

(2) Approximate figure based upon a total of the 47,960,480 common units and 5,919,346 subordinated units outstanding as of November 13, 2012 per the Issuer’s Form 10-Q filed with the SEC on November 14, 2012.  Not including the subordinated units, the Reporting Person may be deemed to have beneficial ownership over 1,807,944 common units or 3.8% of the 47,960,480 common units actually outstanding as of November 13, 2012.

CUSIP No. 62913M107		13G

1	Name of Reporting Persons Denham Commodity Partners Fund II LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,352,044 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,352,044 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,352,044 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 6.2% (2)

12	Type of Reporting Person (See Instructions) PN

(1) Consists of 1,807,944 common units and 1,544,100 subordinated units held by NGL Holdings, Inc.  The subordinated units have no expiration date and will convert on a one-for-one basis into common units at the end of the subordination period, as described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-172186), and as set forth in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.

(2) Approximate figure based upon a total of the 47,960,480 common units and 5,919,346 subordinated units outstanding as of November 13, 2012 per the Issuer’s Form 10-Q filed with the SEC on November 14, 2012.  Not including the subordinated units, the Reporting Person may be deemed to have beneficial ownership over 1,807,944 common units or 3.8% of the 47,960,480 common units actually outstanding as of November 13, 2012.

CUSIP No. 62913M107		13G

1	Name of Reporting Persons Denham Commodity Partners GP II LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,352,044 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,352,044 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,352,044 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 6.2% (2)

12	Type of Reporting Person (See Instructions) PN

(1) Consists of 1,807,944 common units and 1,544,100 subordinated units held by NGL Holdings, Inc.  The subordinated units have no expiration date and will convert on a one-for-one basis into common units at the end of the subordination period, as described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-172186), and as set forth in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.

(2) Approximate figure based upon a total of the 47,960,480 common units and 5,919,346 subordinated units outstanding as of November 13, 2012 per the Issuer’s Form 10-Q filed with the SEC on November 14, 2012.  Not including the subordinated units, the Reporting Person may be deemed to have beneficial ownership over 1,807,944 common units or 3.8% of the 47,960,480 common units actually outstanding as of November 13, 2012.

CUSIP No. 62913M107		13G

1	Name of Reporting Persons Denham Capital Management LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,352,044 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,352,044 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,352,044 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 6.2% (2)

12	Type of Reporting Person (See Instructions) PN

(1) Consists of 1,807,944 common units and 1,544,100 subordinated units held by NGL Holdings, Inc.  The subordinated units have no expiration date and will convert on a one-for-one basis into common units at the end of the subordination period, as described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-172186), and as set forth in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.

(2) Approximate figure based upon a total of the 47,960,480 common units and 5,919,346 subordinated units outstanding as of November 13, 2012 per the Issuer’s Form 10-Q filed with the SEC on November 14, 2012.  Not including the subordinated units, the Reporting Person may be deemed to have beneficial ownership over 1,807,944 common units or 3.8% of the 47,960,480 common units actually outstanding as of November 13, 2012.

CUSIP No. 62913M107		13G

1	Name of Reporting Persons Denham Capital Management GP LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,352,044 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,352,044 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,352,044 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 6.2% (2)

12	Type of Reporting Person (See Instructions) OO

(1) Consists of 1,807,944 common units and 1,544,100 subordinated units held by NGL Holdings, Inc.  The subordinated units have no expiration date and will convert on a one-for-one basis into common units at the end of the subordination period, as described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-172186), and as set forth in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.

(2) Approximate figure based upon a total of the 47,960,480 common units and 5,919,346 subordinated units outstanding as of November 13, 2012 per the Issuer’s Form 10-Q filed with the SEC on November 14, 2012.  Not including the subordinated units, the Reporting Person may be deemed to have beneficial ownership over 1,807,944 common units or 3.8% of the 47,960,480 common units actually outstanding as of November 13, 2012.

CUSIP No. 62913M107		13G

1	Name of Reporting Persons Denham GP II LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,352,044 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,352,044 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,352,044 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 6.2% (2)

12	Type of Reporting Person (See Instructions) OO

(1) Consists of 1,807,944 common units and 1,544,100 subordinated units held by NGL Holdings, Inc.  The subordinated units have no expiration date and will convert on a one-for-one basis into common units at the end of the subordination period, as described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-172186), and as set forth in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.

(2) Approximate figure based upon a total of the 47,960,480 common units and 5,919,346 subordinated units outstanding as of November 13, 2012 per the Issuer’s Form 10-Q filed with the SEC on November 14, 2012.  Not including the subordinated units, the Reporting Person may be deemed to have beneficial ownership over 1,807,944 common units or 3.8% of the 47,960,480 common units actually outstanding as of November 13, 2012.

CUSIP No. 62913M107		13G

1	Name of Reporting Persons Stuart D. Porter

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,352,044 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,352,044 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,352,044 (1)

10	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (11) 6.2% (2)

12	Type of Reporting Person (See Instructions) IN

(1) Consists of 1,807,944 common units and 1,544,100 subordinated units held by NGL Holdings, Inc.  The subordinated units have no expiration date and will convert on a one-for-one basis into common units at the end of the subordination period, as described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-172186), and as set forth in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.

(2) Approximate figure based upon a total of the 47,960,480 common units and 5,919,346 subordinated units outstanding as of November 13, 2012 per the Issuer’s Form 10-Q filed with the SEC on November 14, 2012.  Not including the subordinated units, the Reporting Person may be deemed to have beneficial ownership over 1,807,944 common units or 3.8% of the 47,960,480 common units actually outstanding as of November 13, 2012.

CUSIP No. 62913M107	13G

Item 1(a)	Name of Issuer. NGL Energy Partners, LP
Item 1(b)	Address of Issuer’s Principal Executive Offices. 6120 South Yale Avenue Suite 805 Tulsa, Oklahoma 74136

Item 2(a)

Name of Person(s) Filing.

NGL Holdings, Inc.

Denham Commodity Partners Fund II LP

Denham Commodity Partners GP II LP

Denham Capital Management LP

Denham Capital Management GP LLC

Denham GP II LLC

Stuart D. Porter

Item 2(b)	Address of Principal Business Office, or, if none, Residence. The principal business office of each Reporting Person is: 200 Clarendon St. 25th Floor Boston, MA 02116
Item 2(c)

Citizenship.

NGL Holdings, Inc. is a Delaware corporation.

Denham Commodity Partners Fund II LP is a Delaware limited partnership.

Denham Commodity Partners GP II LP is a Delaware limited partnership.

Denham Capital Management LP is a Delaware limited partnership.

Denham Capital Management GP LLC is a Delaware limited liability company.

Denham GP II LLC is a Delaware limited liability company.

Stuart D. Porter is a United States citizen.

Item 2(d)	Title of Class of Securities. Common units representing limited partnership interests
Item 2(e)	CUSIP Number. 62913M107

Item 3	Reporting Person. Not applicable.

CUSIP No. 62913M107	13G

Item 4	Ownership.

	NGL Holdings, Inc.	Denham Commodity Partners Fund II LP	Denham Commodity Partners GP II LP
Amount Beneficially Owned:	3,352,044	3,352,044	3,352,044
Percent of Class:	6.2%	6.2%	6.2%
Number of Shares as to which such persons has:
(i) Sole power to vote or direct the vote:	3,352,044	3,352,044	—
(ii) Shared power to vote or direct the vote:	—	—	3,352,044
(iii) Sole power to dispose or to direct the disposition of:	3,352,044	3,352,044	—
(iv) Shared power to dispose or to direct the disposition of:	—	—	3,352,044

	Denham Capital Management LP	Denham Capital Management GP LLC	Denham GP II LLC	Stuart D. Porter
Amount Beneficially Owned:	3,352,044	3,352,044	3,352,044	3,352,044
Percent of Class:	6.2%	6.2%	6.2%	6.2%
Number of Shares as to which such persons has:
(i) Sole power to vote or direct the vote:	—	—	—	—
(ii) Shared power to vote or direct the vote:	3,352,044	3,352,044	3,352,044	3,352,044
(iii) Sole power to dispose or to direct the disposition of:	—	—	—	—
(iv) Shared power to dispose or to direct the disposition of:	3,352,044	3,352,044	3,352,044	3,352,044

The amounts beneficially owned consist of 1,807,944 common units and 1,544,100 subordinated units held by NGL Holdings, Inc.  The subordinated units have no expiration date and will convert on a one-for-one basis into common units at the end of the subordination period, as described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-172186), and as set forth in the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.

The percentages of ownership above are approximate figures based upon a total of the 47,960,480 common units and 5,919,346 subordinated units outstanding as of November 13, 2012 per the Issuer’s Form 10-Q filed with the SEC on November 14, 2012.  Not including the subordinated units, each of the Reporting Persons may be deemed to have beneficial ownership over 1,807,944 common units or 3.8% of the 47,960,480 common units actually outstanding as of November 13, 2012.

NGL Holdings, Inc. is 100% owned by Denham Commodity Partners Fund II LP, which is managed by its general partner, Denham Commodity Partners GP II LP, which is owned by the employees of Denham Capital Management LP and is controlled by its general partner, Denham GP II LLC, which is in turn owned by Stuart D. Porter.  Denham Capital Management LP acts as the investment advisor for Denham Commodity Partners Fund II LP and is controlled by its general partner, Denham Capital Management GP LLC, which is in turn controlled by Stuart D. Porter.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by NGL Holdings, Inc., solely with respect to its direct holdings of units) that they are the beneficial owner of any of the units referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by NGL Holdings, Inc., solely with respect to its direct holdings of units) except to the extent of such Reporting Person’s pecuniary interest, if any, in the units.

CUSIP No. 62913M107	13G

Item 5	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8

Identification and Classification of Members of the Group.

NGL Holdings, Inc. (CO)

Denham Commodity Partners Fund II LP (PN)

Denham Commodity Partners GP II LP (PN)

Denham Capital Management LP (PN)

Denham Capital Management GP LLC (OO)

Denham GP II LLC (OO)

Stuart D. Porter (IN)

Item 9	Notice of Dissolution of Group. Not applicable.

CUSIP No. 62913M107	13G

Item 10	Certification. Not applicable.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013	NGL HOLDINGS, INC.

	By:		/s/ Paul Winters
	Name:		Paul Winters
	Title:		Vice President

DENHAM COMMODITY PARTNERS FUND II LP

	By:		Denham Commodity Partners GP II LP,
its general partner

		By:	Denham GP II LLC,
its general partner

	By:		/s/ Paul Winters
	Name:		Paul Winters
	Title:		Authorized Person

DENHAM COMMODITY PARTNERS GP II LP

	By:		Denham GP II LLC,
its general partner

	By:		/s/ Paul Winters
	Name:		Paul Winters
	Title:		Authorized Person

DENHAM CAPITAL MANAGEMENT LP

	By:		Denham Capital Management GP LLC,
its general partner

	By:		/s/ Paul Winters
	Name:		Paul Winters
	Title:		Authorized Person

CUSIP No. 62913M107	13G

DENHAM CAPITAL MANAGEMENT GP LLC

By:	/s/ Paul Winters
Name:	Paul Winters
Title:	Authorized Person

DENHAM GP II LLC

By:	/s/ Paul Winters
Name:	Paul Winters
Title:	Authorized Person

/s/ Stuart D. Porter
Stuart D. Porter